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                   Securities and Exchange Commission
                         Washington, D.C. 20549
                         ---------------------

                             Amendment No. 2

                                  to
                             SCHEDULE 14D-1
                         Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         ---------------------

                    AMERICAN BUSINESS PRODUCTS, INC.
                       (Name of Subject Company)

                         ---------------------

                    SHERMAN ACQUISITION CORPORATION,
                                 and
                            MAIL-WELL, INC.
                               (Bidders)

                COMMON STOCK, PAR VALUE $2.00 PER SHARE
                     (Title Of Class of Securities)

                               024763104
                 (Cusip Number of Class of Securities)


          ROGER WERTHEIMER, ESQ.                       Copy to
             MAIL-WELL, INC.                 HERBERT H. DAVIS III, ESQ.
          23 INVERNESS WAY EAST            ROTHGERBER JOHNSON & LYONS LLP
        ENGLEWOOD, COLORADO 80112        1200 SEVENTEENTH STREET, SUITE 3000
              (303) 790-8023                   DENVER, COLORADO 80202
  (Name, Address and Telephone Number of      TELEPHONE: (303) 623-9000
Persons Authorized to Receive Notices and
  Communications on Behalf of Bidders)

                         ---------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $59,435       Filing Party: Sherman Acquisition
                                                        Corporation and
                                                        Mail-Well, Inc.

Form or Registration No.: 5-30506      Date Filed: January 21, 2000



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          This Amendment No. 2 amends and supplements and constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 21, 2000 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Sherman Acquisition Corporation, a Georgia corporation ("Offeror") and an indirect wholly owned subsidiary of Mail-Well, Inc., a Colorado corporation ("Parent"), to purchase all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company.

Item 6 of Schedule 14D-1 is hereby amended and supplemented as follows:

(a) and (b): At 12:00 midnight, New York City time, on Friday, February 18, 2000, the Offer expired. Based on information provided by the Depositary, a total of approximately 13,450,588 Shares (including approximately 893,142 Shares subject to guarantee of delivery), representing approximately 91% of the Shares outstanding on January 18, 2000, were validly tendered and not properly withdrawn pursuant to the Offer. The Offeror has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $20.00 per share in cash.

Pursuant to the Merger Agreement, the Offeror intends to merge itself into the Company in accordance with the Georgia Business Corporation Code as promptly as practicable. As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, the Offeror or any other direct or indirect subsidiary of Parent or the Company, and Shares owned by shareholders who have not voted in favor of the Merger or consented thereto and who have perfected their appraisal rights in accordance with the applicable provisions of the Georgia Business Corporation Code) shall be canceled and converted into the right to receive $20.00 per share, net to the seller in cash, less any required withholding taxes and without interest thereon.

The consummation of the Offer was publicly announced in a press release issued by Parent on February 22, 2000, a copy of which is filed as Exhibit (a)(11) hereto and incorporated by reference.

Item 10. Additional Information.

         Item 10 of Schedule 14D-1 is hereby amended and supplemented as follows:


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          (c): The waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

Item 11.  Materials to be Filed as Exhibits.

          Item 11 of Schedule 14D-1 is hereby amended and supplemented as follows:

          (a)(11)  Press Release issued by Parent on February 22, 2000.



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                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2000

                                    Mail-Well, Inc.


                                    By:  /s/ Gary Ritondaro
                                        ------------------------------
                                    Name: Gary Ritondaro
                                         -----------------------------
                                    Title: Chief Financial Officer
                                          ----------------------------


                                    Sherman Acquisition Corporation


                                    By:  /s/ Gary Ritondaro
                                        ------------------------------
                                    Name: Gary Ritondaro
                                         -----------------------------
                                    Title: Chief Financial Officer
                                          ----------------------------
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                                                    Exhibit (a)(11)
                                                    ---------------




           Mail-Well Announces Completion of Tender Offer
              For Shares of American Business Products

ENGLEWOOD, Colo., Feb. 22 /PRNewswire/ -- Mail-Well, Inc. (NYSE: MWL - news) announced today that it's cash tender offer for all outstanding shares of common stock of American Business Products (NYSE: ABP - news) expired, as scheduled, at 12:00 midnight, Eastern Standard Time, on Friday, February 18, 2000. Mail-Well, through its indirect, wholly owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by American Securities Transfer & Trust, Inc. as depositary, approximately 13.5 million shares of American Business Products have been acquired by Mail-Well out of the approximately 14.8 million shares currently outstanding. Approximately
1.3 million shares remained untendered as of the expiration of the tender offer.

As a result of the offer, Mail-Well has acquired more than 90% of American Business Products' outstanding shares, thereby permitting the second step of the acquisition without a meeting of American Business Products' stockholders. Each share of American Business Products not previously purchased in the tender offer will be converted into the right to receive $20.00 in cash pursuant to a merger with a subsidiary of Mail-Well. The completion of the merger is expected to occur on or about Wednesday, February 23, 2000.

Mail-Well is one of the four largest printers in North America, specializing in four fast-growing, multibillion dollar market segments: commercial printing, envelopes, labels, and printing for distributors. Mail-Well has more than 15,800 employees and 120 printing plants, and numerous sales offices throughout North America. Reporting 1999 sales of $1.85 billion, Mail-Well has a run rate of $2.5 billion in revenues including American Business Products.

This press release may make forward-looking statements, which are subject to various uncertainties and risks that could affect their outcome. Factors which could cause or contribute to differences include, but are not limited to, product demand and sales, interest rates, ability to obtain assumed productivity savings and availability of acquisition opportunities. This press release does not constitute an offer to sell or solicitation of an offer to buy Mail-Well's or American Business Products' securities.

Note: News releases and other information on Mail-Well can be accessed at www.mail-well.com.

SOURCE: Mail-Well, Inc.